CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)

AUDITED FINANCIAL STATEMENTS

MARCH 31, 2026

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)

REPORT PURSUANT TO RULE 17a-5(d)

MARCH 31, 2026

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)
FINANCIAL STATEMENTS
MARCH 31, 2026

# CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66321 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __04/01/2025__ AND ENDING __03/31/2026__
                                                 MM/DD/YY                                MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cypress Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**52 Vanderbilt Ave, Suite 501**
(No. and Street)

| **New York** | **NY** | **10017** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Kevin Sweeney** | **(212) 682-2222** | **kms@cyprs.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**YSL& Associates LLC**
(Name – if individual, state last, first, and middle name)

| **11 Broadway** | **New York** | **NY** | **10004** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| **06/06/2006** | | **2699** | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Kevin Sweeney _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cypress Partners LLC _____, as of 03/31/2026 _____, 2026___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SOLOMON JACOB
Notary Public, State of Connecticut
My Commission Expires Aug 31, 2026

Signature:

Title:
CFO & COO

**This filing** contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# YSL & Associates LLC

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004          Tel: (212) 232-0122 Fax: (646) 218-4682

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cypress Partners LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cypress Partners LLC (the "Company") as of March 31, 2026, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information, Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the SEC and Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

YSL & Associates LLC

We have served as Cypress Partners LLC's auditor since 2016.

New York, NY

June 29, 2026

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2026


ASSETS


| | | |
|---|---|---:|
| Cash | $ | 251,945 |
| Accounts receivable | | 115,699 |
| Prepaid expenses | | 2,303 |
| TOTAL ASSETS | $ | 369,947 |


LIABILITIES AND MEMBERS' EQUITY


| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable | $ | 19,500 |
| Commissions payable | | 115,000 |
| TOTAL LIABILITIES | | 134,500 |
| Members' equity | | 235,447 |
| TOTAL MEMBERS' EQUITY | | 235,447 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 369,947 |


The accompanying notes are an integral part of these financial statements.

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2026

| | |
|---|---|
| Revenues: | |
| Fee income | $ 875,009 |
| Reimbursed expenses | 20,205 |
| Other Income | 618 |
| TOTAL REVENUES | 895,832 |
| Expenses: | |
| Commission expenses | 195,975 |
| Professional fees | 43,584 |
| Regulatory expenses | 12,150 |
| Administrative expenses | 610,000 |
| Insurance and other expenses | 2,190 |
| TOTAL EXPENSES | 863,899 |
| NET INCOME BEFORE PROVISION FOR INCOME TAXES | $ 31,933 |
| PROVISION FOR INCOME TAXES | 5,000 |
| NET INCOME | $ 26,933 |

The accompanying notes are an integral part of these financial statements.

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2026

| | |
|---|---|
| Members' equity- April 1, 2025 | $ 208,514 |
| Net income | 26,933 |
| Members' equity - March 31, 2026 | $ 235,447 |

The accompanying notes are an integral part of these financial statements.

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2026

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | | $ 26,933 |
| Adjustments to reconcile net income to net cash provided in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | 115,087 | |
| Prepaid expenses | (2,303) | |
| Accounts payable | 1,500 | |
| Commission payable | 14,917 | |
| Total Adjustments | | 129,201 |
| Net cash provided in operating activities | | 156,134 |
| Net cash increase for the year | | 156,134 |
| Cash at April 1, 2025 | | 95,811 |
| Cash at March 31, 2026 | | $ 251,945 |

| | |
|---|---|
| Supplementary disclosure of cash flow information | |
| Cash paid for income taxes | $ 5,000 |

The accompanying notes are an integral part of these financial statements

NOTE 1.     ORGANIZATION AND OPERATIONS

Cypress Partners LLC (D/B/A Cypress Associates) (the "Company"), a Connecticut limited liability company doing business in New York, was formed on October 1, 2003.  The Company is a limited purpose broker-dealer that serves as a placement agent for private placements and direct participation programs.  The Company also acts as a consultant for companies seeking to raise capital through private offerings, or through mergers and acquisitions.  The Company is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates on a March fiscal year-end.

NOTE 2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

Revenue Recognition and Accounts Receivable

The Company earns fees from mergers and acquisition advisory services and from advising on the private placement of securities.

The Company recognizes revenue in accordance with ASC 606, Revenue from contracts with customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers.  The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.  In determining the transaction price, an

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition and Accounts Receivable (continued)

entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company's fee income includes monthly service fees and success fees earned in connection with advising companies in mergers and acquisitions. Success fees are recognized at a point in time when the related services are completed, usually at the closing date of the deals. The monthly service fees for the advisory arrangement are recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customers. For the year ended March 31, 2026, $135,000 of revenue was recognized over time and $740,009 was recognized at a point in time.

As of April 1, 2025 and March 31, 2026, the Company's accounts receivable were $230,786 and $115,699, respectively.

Reimbursed expenses are recognized when billed to the client. Interest income is recognized as earned and is included in other income.

Contract Balances

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable or cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. The Company did not have any contract assets or liabilities at April 1, 2025 and March 31, 2026.

Significant Judgments

Revenue from Contracts with customers includes fees for merger and acquisition advisory services and for advising on the private placement of securities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgements are made to determine whether performance obligations are satisfied at a point in time

NOTE 2.　　SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant Judgments (continued)

or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a limited liability company, each member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax ("UBT"). For the year ended March 31, 2026, the Company recognized UBT expense of $5,000 which is included in the accompanying statement of operations. The difference between the statutory New York City income tax rate and the effective tax rate is primarily attributed to the non-deductibility of members' compensation and percentage of income allocation.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax benefit or expense in the current year. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Allowance for Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 requires organizations to measure all expected credit losses for financial assets held at the reporting date based on historical experience, credit quality, age of balances, current and future economic conditions, and reasonable and supportable forecasts.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Credit Losses (continued)

Management reviews the accounts receivable balances periodically. The allowance for credit losses and write offs is based on the Company's expectation of the collectability of its receivables. The Company has not provided an allowance for credit losses at March 31, 2026.

Concentration of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

NOTE 3.    NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2026, the Company had net capital of $232,445, which was $223,478 in excess of its required net capital of $8,967. The Company's net capital ratio was 0.58 to 1.

NOTE 4.    SIGNIFICANT CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

NOTE 4.     SIGNIFICANT CONCENTRATION OF RISK (continued)

For the year ended March 31, 2026, approximately 68% of the Company's fee income was from one client and 91% of the Company's accounts receivable was from one client.

NOTE 5.     GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

As of March 31, 2026, the Company is contingently liable as guarantor for an affiliated entity's office lease of $6,000 per month. The lease automatically extends on a month-to-month basis at $6,000 per month, subject to a 60-day notice by either the affiliate or the landlord to terminate the lease. The minimum potential amount of future lease payments guaranteed by the Company is $6,000 per month thereafter until the lease is terminated by either party. The Company believes that the affiliate will be able to perform under its respective lease agreement and that no payments will be required, and no losses will be incurred under such guarantee. Accordingly, no liability has been recorded related to this guarantee as of March 31, 2026.

NOTE 6.     COMMITMENTS AND CONTINGENCIES

The Company may be involved in legal proceedings in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Currently, Management is not aware of any pending or threatened legal proceedings, claims, or litigation outside the ordinary course of business that would have a material effect on the Company's financial statements.

NOTE 7.        RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement, as amended, between the Company and its affiliate, the affiliate shall provide administrative support to the Company and charge the Company discretionary administrative fees for the services provided. During the year the Company paid a total of $610,000 to its affiliate and recorded the payments as administrative expenses on the accompanying statement of operations.

During the year the Company deducted $3,051 from the commission paid to the sales representative for the health insurance paid by its affiliate without reimbursement.  At March 31, 2026, commissions payable included $40,000 due to the affiliate.  The affiliate has agreed to pay the commission on behalf of the Company once it receives the funds.

NOTE 8.        SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer which comprises several classes of services, including investment banking and agency transactions.  The Company has identified its Chief Operating Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company.  Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.  The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information about the Company as a whole.  The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.  The Company derived 83% of its total revenues from two external customers in the fiscal year ending March 31, 2026.

NOTE 9.        SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to March 31, 2026 through the auditor's report date, when the financial statements were issued. There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

# SUPPLEMENTARY INFORMATION

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2026

Net Capital

|  |  |
|---|---:|
| Total members equity | $ 235,447 |
| Minus: | |
| Non-allowable assets: | 3,002 |
| Net capital | $ 232,445 |
| Aggregate indebtedness: | |
| Total liabilities: | $ 134,500 |
| Total aggregate indebtedness | $ 134,500 |
| Computation of minimum net capital requirements: | |
| Minimum net capital (The greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 8,967 |
| Excess net capital | $ 223,478 |
| Ratio of aggregate indebtedness to net capital | 0.58:1 |

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited Form X-17A-5 Part IIA filing as of March 31, 2026.

CYPRESS PARTNERS LLC
(D/B/A CYPRESS ASSOCIATES)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
MARCH 31, 2026


The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934

**YSL & Associates LLC**

Certified Public Accountants | Member of Parker Russell International

11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cypress Partners LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Cypress Partners LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R.§240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exceptions.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with SEC Rule 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a-5, and related SEC Staff Frequently Asked Questions.

YSL & Associates LLC

New York, NY

June 29, 2026

CYPRESS PARTNERS LLC

D/B/A CYPRESS ASSOCIATES

EXEMPTION REPORT REQUIRED UNDER SEC RULE 15C3-3

MARCH 31, 2026

Cypress Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief the Company states the following:

- The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.
- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.
- The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers.
- The Company did not carry accounts of or for customers. The Company did not carry PAB accounts as defined by Rule 15c3-3 throughout the most recent fiscal year without exceptions.
- The Company had no exceptions under SEC Rule 15c3-3 throughout the fiscal year ended March 31, 2026.

Cypress Partners LLC

I, Kevin Sweeney, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

By:

*Kevin Sweeney*

Title: COO/CFO